Exhibit 99.2

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

On November 26, 2018, Arsanis, Inc. (“Arsanis”), X4 Pharmaceuticals, Inc. (“X4”) and Artemis AC Corp., a wholly owned subsidiary of Arsanis (“Merger Sub”), entered into an Agreement and Plan of Merger, as amended on December 20, 2018 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into X4, with X4 continuing as a wholly owned subsidiary of Arsanis and the surviving corporation of the merger (the “Merger”). At the effective time of the Merger (the “Effective Time”), each share of X4’s common stock, par value $0.001 per share (“X4 Common Stock”), outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights) will be converted into the right to receive shares of Arsanis’s common stock, par value $0.001 per share (“Arsanis Common Stock”), based on an exchange ratio set forth in the Merger Agreement (the “Common Stock Exchange Ratio”). The Common Stock Exchange Ratio was initially estimated (as of the date of the execution of the Merger Agreement) to be 0.5948 shares of Arsanis Common Stock for each share of X4 Common Stock and is subject to change to account for, among other things, Arsanis’s net cash as of the business day prior to the closing of the Merger (the “Closing”). Each share of X4’s preferred stock, par value $0.001 per share (“X4 Preferred Stock”), outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights) will be converted into the right to receive Arsanis Common Stock based on an exchange ratio set forth in the Merger Agreement (the “Preferred Stock Exchange Ratio” and, together with the Common Stock Exchange Ratio, the “Exchange Ratios”). The Preferred Stock Exchange Ratio is equal to the Common Stock Exchange Ratio multiplied by the number of shares of X4 Common Stock into which each share of X4 Preferred Stock is convertible immediately prior to the Effective Time. The Preferred Stock Exchange Ratio is expected to be equal to the Common Stock Exchange Ratio because each share of X4 Preferred Stock is convertible into one share of X4 Common Stock. Because, among other things, the number of shares of Arsanis Common Stock issuable to X4 is determined based on Arsanis’s net cash balance on the business day prior to the Closing and the capitalization of X4 and Arsanis at the Closing, current Arsanis stockholders, Arsanis optionholders and other persons holding securities or other rights directly or indirectly convertible, exercisable or exchangeable for Arsanis Common Stock (collectively, the “Arsanis Securityholders”) cannot be certain of the exact number of shares that will be issued to current holders of X4 Common Stock and holders of X4 Preferred Stock (“X4 Stockholders”) when existing Arsanis stockholders (“Arsanis Stockholders”) vote on the proposals at Arsanis’s special meeting of stockholders (the “Special Meeting”). The Exchange Ratios referenced above are estimates only and the final Exchange Ratios will be determined pursuant to a formula described in more detail in the Merger Agreement.

The following unaudited pro forma combined financial information gives effect to the Merger.

In the unaudited pro forma combined financial statements, the Merger has been accounted for as a business combination using the acquisition method of accounting under the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations, or ASC 805. The Merger will be accounted for as a reverse acquisition with X4 being deemed the acquiring company for accounting purposes. Under ASC 805, X4, as the accounting acquirer, will record the assets acquired and liabilities assumed of Arsanis in the Merger at their fair values as of the acquisition date.

X4 was determined to be the accounting acquirer based on an analysis of the criteria outlined in ASC 805 and the facts and circumstances specific to the Merger, including the expectations that, immediately following the Merger: (1) X4 Stockholders will own a substantial majority of the voting rights of the combined organization; (2) X4 will designate a majority (five of seven) of the initial members of the board of directors of the combined organization; and (3) X4’s senior management will hold all key positions in senior management of the combined organization.

Because X4 has been determined to be the accounting acquirer in the Merger, but not the legal acquirer, the Merger is deemed a reverse acquisition under the guidance of ASC 805. As a result, upon consummation of the Merger, the historical financial statements of X4 will become the historical financial statements of the combined organization.

The unaudited pro forma combined balance sheet data as of September 30, 2018 gives effect to the Merger as if it took place on September 30, 2018. The unaudited pro forma combined statement of operations data for the year ended December 31, 2017 and the nine months ended September 30, 2018 gives effect to the Merger as if it took place on January 1, 2017. The historical financial statements of Arsanis and X4 have been adjusted to give pro forma effect to events that are (1) directly attributable to the Merger, (2) factually supportable, and (3) with respect to the unaudited pro forma combined statements of operations, expected to have a continuing impact on the combined results of operations of the combined organization.

The unaudited pro forma combined financial information is based on assumptions and adjustments that are described in the accompanying notes. The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments reflected in the unaudited pro forma combined financial statements are preliminary and based on estimates, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing the unaudited pro forma combined financial information. Differences between the preliminary adjustments reflected in the unaudited pro forma combined financial information and the final application of the acquisition method of accounting, which is expected to be completed as soon as practicable after the closing of the Merger, may arise, and those differences could have a material impact on the accompanying unaudited pro forma combined financial information and the combined organization’s future results of operations and financial position. In addition, differences between the preliminary and final adjustments will likely occur as a result of the amount of cash used for Arsanis’s operations, changes in fair value of the Arsanis Common Stock and other changes in Arsanis’s assets and liabilities between September 30, 2018 and the closing date of the Merger.

The unaudited pro forma combined financial information does not give effect to the potential impact of operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Arsanis and X4 been a combined organization during the specified periods.

The unaudited pro forma combined financial statements, including the notes thereto, should be read in conjunction with the separate historical consolidated financial statements of Arsanis and X4. Arsanis’s historical audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 appear in Arsanis, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference in this registration statement, and Arsanis’s historical unaudited condensed consolidated financial statements for the nine months ended September 30, 2018 and 2017 appear in Arsanis, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, which is incorporated by reference in this registration statement. X4’s historical audited consolidated financial statements for the years ended December 31, 2017 and 2016 and unaudited consolidated financial statements for the nine months ended September 30, 2018 and 2017 are included as Exhibit 99.1 in this registration statement.

Unaudited Pro Forma Combined Balance Sheet

September 30, 2018

(in thousands)

	Historical X4	Historical Arsanis	Merger Pro Forma Adjustments	Notes	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$9,840	$40,753	$—		$50,593
Grant and incentive receivables	—	2,870	—		2,870
Restricted cash	—	51	—		51
Prepaid expenses and other current assets	853	1,260	—		2,113

Total current assets	10,693	44,934	—		55,627
Property and equipment, net	267	323	—		590
Restricted cash	364	543	—		907
Indefinite-lived intangible assets	—	—	8,800	(6a)	8,800
Goodwill	—	—	29,092	(6b)	29,092
Other assets	—	101	—		101

Total assets	$11,324	$45,901	$37,892		$95,117

Liabilities, Convertible Preferred Stock, Redeemable Common Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,870	$2,126	$—		$3,996
Accrued expenses	2,899	3,092	11,551	(6c, d, e)	17,542
Unearned income	—	727	—		727
Current portion of long-term debt, net of discount	759	2,908	—		3,667

Total current liabilities	5,528	8,853	11,551		25,932
Preferred stock warrant liability	1,681	—	(1,681)	(6f)	—
Long-term debt, including accretion, net of current portion	3,869	7,827	73	(6g)	11,769
Deferred rent, net of current portion	418	—	—		418
Unearned income	—	1,318	—		1,318
Other liabilities	511	6	—		517

Total liabilities	12,007	18,004	9,943		39,954

Convertible preferred stock	64,675	—	(64,675)	(6h)	—
Redeemable common stock	734	—	(734)	(6h)	—
Stockholders’ equity (deficit):
Common stock	4	14	23	(6h, i, j)	41
Additional paid-in capital	1,859	153,667	(29,955)	(6f, h, i, j)	125,571
Accumulated other comprehensive income	—	144	(144)	(6i)	—
Accumulated deficit	(67,955)	(125,928)	123,434	(6c, d, e, i)	(70,449)

Total stockholders’ equity (deficit)	(66,092)	27,897	93,358		55,163

Total liabilities, convertible preferred stock, redeemable common stock and stockholders’ equity (deficit)	$11,324	$45,901	$37,892		$95,117

See accompanying notes to the unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statements of Operations

For the Nine Months Ended September 30, 2018

(in thousands, except share and per share amounts)

	Historical X4	Historical Arsanis	Merger Pro Forma Adjustments	Notes		Pro Forma Combined
Operating expenses:
Research and development	$15,657	$26,635	$—			$42,292
General and administrative	5,374	9,778	—			15,152

Total operating expenses	21,031	36,413	—			57,444

Loss from operations	(21,031)	(36,413)	—			(57,444)

Other income (expense):
Grant and incentive income	—	2,977	—			2,977
Interest income	187	637	—			824
Interest expense	(484)	(785)	13	(7a	)	(1,256)
Change in fair value of preferred stock warrant liability	(264)	—	264	(7b	)	—
Change in fair value of derivative liability	(411)	—	411	(7c	)	—
Other income (expense), net	—	(79)	—			(79)

Total other income (expense), net	(972)	2,750	688			2,466

Net loss	(22,003)	(33,663)	688			(54,978)
Accruing dividends on convertible preferred stock	(2,244)	—	2,244	(7d	)	—
Adjustment to accumulated deficit in connection with repurchase of Series Seed convertible preferred stock	(22)	—	22	(7e	)	—

Net loss attributable to common stockholders	$(24,269)	$(33,663)	$2,954			$(54,978)

Net loss per share attributable to common stockholders—basic and diluted	$(5.03)	$(2.35)				$(1.39)

Weighted average common shares outstanding—basic and diluted	4,825,802	14,304,721	20,427,786	(7f	)	39,558,309

See accompanying notes to the unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statements of Operations

For the Year Ended December 31, 2017

(in thousands, except share and per share amounts)

	Historical X4	Historical Arsanis	Merger Pro Forma Adjustments	Notes		Pro Forma Combined
Operating expenses:
Research and development	$17,066	$28,128	$—			$45,194
General and administrative	5,181	8,005	—			13,186

Total operating expenses	22,247	36,133	—			58,380

Loss from operations	(22,247)	(36,133)	—			(58,380)

Other income (expense):
Grant and incentive income	—	3,868	—			3,868
Interest income	64	214	—			278
Interest expense	(490)	(2,079)	17	(7a	)	(2,552)
Change in fair value of preferred stock warrant liability	1,360	(31)	(1,360)	(7b	)	(31)
Change in fair value of derivative liability	(94)	762	94	(7c	)	762
Loss on preferred stock repurchase liability	(587)	—	587	(7e	)	—
Loss on extinguishment of debt	—	(462)	—			(462)
Other income (expense), net	—	(16)	—			(16)

Total other income (expense), net	253	2,256	(662)			1,847

Net loss	(21,994)	(33,877)	(662)			(56,533)
Accruing dividends on convertible preferred stock	(3,000)	—	3,000	(7d	)	—
Accretion of redeemable convertible preferred stock to redemption value	—	(44)	—			(44)

Net loss attributable to common stockholders	$(24,994)	$(33,921)	$2,338			$(56,577)

Net loss per share attributable to common stockholders—basic and diluted	$(5.19)	$(16.45)				$(2.90)

Weighted average common shares outstanding—basic and diluted	4,818,327	2,061,845	12,606,874	(7f	)	19,487,046

See accompanying notes to the unaudited pro forma combined financial statements.

Notes to Unaudited Pro Forma Combined Financial Statements

1.	Description of the Merger

Merger of X4 and Arsanis

On November 26, 2018, Arsanis, X4 and Merger Sub entered into the Merger Agreement pursuant to which Merger Sub will merge with and into X4, with X4 surviving as a wholly owned subsidiary of Arsanis. At the Effective Time of the Merger, each share of X4 Common Stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights) will be converted into the right to receive shares of Arsanis Common Stock based on the Common Stock Exchange Ratio. The Common Stock Exchange Ratio was initially estimated (as of the date of the execution of the Merger Agreement) to be 0.5948 shares of Arsanis Common Stock for each share of X4 Common Stock and is subject to change to account for, among other things, Arsanis’s net cash, as defined in the Merger Agreement, as of the business day prior to the Closing. Each share of X4 Preferred Stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by stockholders who have exercised and perfected appraisal rights or dissenters’ rights) will be converted into the right to receive Arsanis Common Stock based on the Preferred Stock Exchange Ratio. The Preferred Stock Exchange Ratio is equal to the Common Stock Exchange Ratio multiplied by the number of shares of X4 Common Stock into which each share of X4 Preferred Stock is convertible immediately prior to the Effective Time. The Preferred Stock Exchange Ratio is expected to be equal to the Common Stock Exchange Ratio because each share of X4 Preferred Stock is convertible into one share of X4 Common Stock. Because, among other things, the number of shares of Arsanis Common Stock issuable to X4 is determined based on Arsanis’s net cash balance the business day prior to the Closing and the capitalization of X4 and Arsanis at the Closing, Arsanis Securityholders cannot be certain of the exact number of shares that will be issued to X4 Stockholders when Arsanis Stockholders vote on the proposals at the Special Meeting. The Exchange Ratios referenced above are estimates only and the final Exchange Ratios will be determined pursuant to a formula described in more detail in the Merger Agreement.

2.	Basis of Presentation

The accompanying unaudited pro forma combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X. The unaudited pro forma combined balance sheet as of September 30, 2018 was prepared using the historical balance sheets of X4 and Arsanis as of September 30, 2018 and gives effect to the Merger as if it occurred on September 30, 2018. The unaudited pro forma combined statements of operations for the year ended December 31, 2017 and the nine months ended September 30, 2018 give effect to the Merger as if it occurred on January 1, 2017 and were prepared using:

•	the historical audited consolidated financial statements of X4 for the year ended December 31, 2017;

•	the historical audited consolidated financial statements of Arsanis for the year ended December 31, 2017;

•	the historical unaudited consolidated financial statements of X4 for the nine months ended September 30, 2018; and

•	the historical unaudited condensed consolidated financial statements of Arsanis for the nine months ended September 30, 2018.

The unaudited pro forma combined financial information does not include the impacts of any revenue, cost or other operating synergies that may result from the Merger or any related restructuring costs that may be contemplated.

Notes to Unaudited Pro Forma Combined Financial Statements (continued)

3.	Accounting Policies

During the preparation of the accompanying unaudited pro forma combined financial information, X4 was not aware of any material differences between X4’s accounting policies and the accounting policies of Arsanis. Following the consummation of the Merger, X4 will conduct a more detailed review of Arsanis’s accounting policies. As a result, X4 may identify differences between the accounting policies of the two companies that, when conformed, could have had a material impact on the accompanying unaudited pro forma combined financial information.

4.	Accounting for the Merger

As of the date of the execution of the Merger Agreement and based on the Common Stock Exchange Ratio and Preferred Stock Exchange Ratio of 0.5948 set forth above, immediately following the Merger, Arsanis Securityholders (excluding for this purpose certain out-of-the-money options to acquire shares of Arsanis Common Stock (“Arsanis Options”) and warrants to acquire shares of Arsanis Common Stock (“Arsanis Warrants”)) are expected to own approximately 30% of the outstanding capital stock of the combined organization on a fully diluted basis, and current X4 Securityholders are expected to own approximately 70% of the outstanding capital stock of the combined organization on a fully diluted basis. Arsanis expects that X4 Stockholders would be entitled to receive approximately 26,711,665 shares of Arsanis Common Stock in connection with the Merger, based on the number of shares of X4 Common Stock and X4 Preferred Stock outstanding as of September 30, 2018. In addition, pursuant to the terms of the Merger Agreement, Arsanis will assume all outstanding stock options and warrants to purchase shares of X4 Common Stock at the closing of the Merger. Assuming that the Merger had occurred on September 30, 2018, such stock options would become options to purchase approximately 4,504,313 shares of Arsanis Common Stock and such warrants would become warrants to purchase approximately 2,935,791 shares of Arsanis Common Stock. However, the actual number of shares of Arsanis Common Stock issuable following the Merger under such X4 options and warrants assumed by Arsanis will be determined at the closing of the Merger based upon the applicable Exchange Ratios and the actual number of shares issuable upon the exercise of stock options and warrants to purchase shares of X4 Common Stock outstanding at that time.

The total estimated purchase price to be paid in the Merger has been allocated to the tangible and intangible assets acquired and liabilities assumed of Arsanis based on their preliminary estimated fair values as of the completion of the Merger, with the excess allocated to goodwill. The following summarizes the preliminary estimate of the purchase price to be paid in the Merger (in thousands, except share and per share amounts):

Estimated number of shares of the combined organization to be owned by Arsanis Stockholders(1)	14,565,410
Multiplied by the fair value per share of Arsanis Common Stock(2)	$3.89

Estimated purchase price	$56,659

(1)

The final purchase price will be determined based on the number of shares of Arsanis Common Stock that Arsanis Securityholders own immediately prior to the closing of the Merger. For purposes of this unaudited pro forma combined financial information, the estimated number of shares of 14,565,410 represents (a) 14,315,410 shares of Arsanis Common Stock outstanding as of September 30, 2018 and (b) 250,000 shares of restricted Arsanis Common Stock that will become vested in full upon the closing of the Merger. In addition, for purposes of this unaudited pro forma combined financial information, the final purchase price does not include the impact of the portion of the fair value of certain Arsanis Options attributable to precombination employee services because the amount is not expected to be material. Further, the estimated number of shares does not reflect the impact of changes in the number of shares of Arsanis Common Stock that have occurred or may occur from October 1, 2018 through the closing date of the Merger.

(2)

The estimated purchase price was based on the last reported sale price of Arsanis Common Stock on the Nasdaq Global Market on November 30, 2018. The requirement to base the final purchase price on the number of shares of and fair market value of Arsanis Common Stock outstanding immediately prior to the closing of the Merger could result in a purchase price and goodwill different from that assumed in this unaudited pro forma combined financial information, and that difference may be material. A 10% increase (decrease) in the Arsanis Common Stock price from the $3.89 per share price assumed in this unaudited pro

Notes to Unaudited Pro Forma Combined Financial Statements (continued)

forma combined financial information would increase (decrease) the estimated purchase price by $5.7 million, with a corresponding change to goodwill. Therefore, the estimated consideration expected to be transferred reflected in this unaudited pro forma combined financial information does not purport to represent what the actual consideration transferred will be when the Merger is completed. The actual purchase price will fluctuate until the closing date of the Merger, and the final valuation of the purchase consideration could differ materially from the current estimate.

The following table illustrates the effect of a change in the price of Arsanis Common Stock on the estimated total purchase price and estimated goodwill in the Merger (in thousands, except per share amounts):

Change in Stock Price	Arsanis Stock Price	Estimated Purchase Price	Estimated Goodwill
Increase of 10%	$4.28	$62,325	$34,758
Decrease of 10%	$3.50	$50,994	$23,427
Increase of 20%	$4.67	$67,991	$40,424
Decrease of 20%	$3.11	$45,328	$17,761

Under the acquisition method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of Arsanis based on their estimated fair values as of the closing date of the Merger. Because the estimated consideration to be paid by X4 in the Merger is more than the estimated aggregate fair values of Arsanis’s net assets acquired, goodwill equal to the difference has been reflected in the unaudited pro forma combined balance sheet. Goodwill of $29.1 million determined for the purpose of this unaudited pro forma combined financial information has been calculated using preliminary estimates of the fair value of the net assets of Arsanis as of September 30, 2018. The final determination of the amount of goodwill will be based on (1) the final determination of the fair values of the net assets of Arsanis acquired as of the closing date of the Merger and (2) the fair value of purchase consideration on the closing date of the Merger, both of which could be materially different from the amounts as of September 30, 2018. Management believes that the net assets of Arsanis will decline prior to the close of the Merger, which could result in an increase in goodwill. The Exchange Ratios are subject to change based on changes in Arsanis’s net cash balance on the business day prior to the closing of the Merger.

The following summarizes the preliminary allocation of the estimated purchase price to be paid in the Merger as if it had been completed on September 30, 2018 (in thousands):

Cash and cash equivalents	$40,753
Other current assets	4,181
Property and equipment, net	323
IPR&D indefinte-lived intangible assets	8,800
Other assets, non-current	644
Current liabilities	(15,002)
Loan payable, current(1)	(2,908)
Loans payable, non-current	(7,900)
Other liabilities, non-current	(1,324)
Goodwill	29,092

Estimated purchase price	$56,659

(1)	This loan, with a carrying amount of $2.9 million as of September 30, 2018, was voluntarily repaid by Arsanis on October 31, 2018 and, as a result, will not be assumed by X4 in the Merger.

The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed. The purchase price allocation will remain preliminary until X4 management determines the fair values of assets acquired and liabilities assumed upon the closing of the Merger.

Notes to Unaudited Pro Forma Combined Financial Statements (continued)

The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the Merger and will be based on the fair values of the assets acquired and liabilities assumed as of the closing date of the Merger. The final amounts allocated to assets acquired and liabilities assumed could differ materially from the amounts presented in the unaudited pro forma combined financial statements.

5.	Shares of Arsanis Common Stock Issued to X4 Stockholders upon Closing of the Merger

As part of the Merger, all outstanding shares of X4 Preferred Stock will be converted into shares of Arsanis Common Stock. Based on the 4,830,406 shares of X4 Common Stock (including 1,129,823 shares of redeemable X4 Common Stock) and the 40,079,567 shares of X4 Preferred Stock outstanding as of September 30, 2018, and based on the preliminary estimated Common Stock Exchange Ratio and Preferred Stock Exchange Ratio determined in accordance with the terms of the Merger Agreement of 0.5948, Arsanis expects to issue approximately 26,711,665 shares of Arsanis Common Stock in the Merger, determined as follows:

X4 Common Stock outstanding as of September 30, 2018	3,700,583
Redeemable X4 Common Stock outstanding as of September 30, 2018	1,129,823

X4 Common Stock assumed outstanding prior to the closing of the Merger	4,830,406
Assumed Common Stock Exchange Ratio	0.5948

2,873,041

X4 Preferred Stock outstanding as of September 30, 2018	40,079,567
Assumed Preferred Stock Exchange Ratio	0.5948

23,838,624

Estimated shares of Arsanis Common Stock issued to X4 Stockholders upon closing of the Merger	26,711,665

In addition, in connection with the Merger, Arsanis will assume all of the outstanding options and warrants to acquire X4 stock and such options and warrants will become exercisable for shares of Arsanis Common Stock following the Merger. See Note 4.

6.	Adjustments to Unaudited Pro Forma Combined Balance Sheet as of September 30, 2018

The unaudited pro forma combined balance sheet includes pro forma adjustments that are (1) directly attributable to the Merger and (2) factually supportable. Based on X4’s management’s review of Arsanis’s summary of significant accounting policies, the nature and amount of any adjustments to the historical financial statements of Arsanis to conform to the accounting policies of X4 are not expected to be significant. The pro forma adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

(a)

Represents adjustments to record identifiable intangible assets of Arsanis at their fair values as of the closing date of the Merger. The estimated fair values of identifiable intangible assets are preliminary and are determined based on assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). The final fair value determinations for identifiable intangible assets may differ from this preliminary determination, and such differences could be material.

The preliminary fair values were estimated using a combination of an income approach and a cost approach. The underlying assumptions and estimates used to estimate the fair values of the in-process research and development, or IPR&D, indefinite-lived intangible assets could change. For this and other reasons, actual results could vary materially from estimated results. Because the IPR&D

Notes to Unaudited Pro Forma Combined Financial Statements (continued)

intangible assets are indefinite-lived intangible assets, no pro forma adjustment for related amortization has been reflected in the unaudited pro forma combined statements of operations. The IPR&D intangible assets are subject to testing for impairment annually and upon other triggering events. These intangible assets would only be amortized over their respective estimated useful lives after approval, if any, by the FDA or other regulatory agencies.

A summary of the adjustment to record the identifiable intangible assets acquired in connection with the Merger at their estimated fair values is as follows (in thousands):

In-Process Research & Development:
ASN500 Respiratory Syncytial Virus (RSV)	$3,900
ASN200 E. coli	3,300
ASN300 K. pneumoniae	1,600

Total IPR&D indefinite-lived intangible assets	$8,800

(b)

Represents an adjustment to record goodwill resulting from the Merger. Goodwill represents the excess of the aggregate purchase consideration over the preliminary estimated fair values of recorded tangible and intangible assets acquired and liabilities assumed in the Merger. The actual amount of goodwill to be recorded in connection with the Merger is subject to change once X4’s valuation of the fair value of tangible and intangible assets acquired and liabilities assumed has been completed. The final valuation of such assets and liabilities is expected to be completed as soon as practicable but no later than one year after the consummation of the Merger. See Note 4 for the calculation of the residual amount of goodwill estimated to be recorded in connection with the Merger.

(c)

Represents an increase to accrued liabilities of $7.9 million related to transaction costs incurred or to be incurred after September 30, 2018 by X4 and Arsanis in connection with the Merger, principally consisting of financial advisor, legal, insurance, auditor and printer fees. Approximately $2.0 million of the transaction costs relate to X4 and have been reflected as an increase to accumulated deficit in the unaudited combined pro forma balance sheet. Approximately $6.0 million of the transaction costs relate to Arsanis and have been reflected as an increase to goodwill in the unaudited combined pro forma balance sheet. These pro forma adjustments are not reflected in the unaudited pro forma combined statements of operations as these amounts are not expected to have a continuing impact on the operating results of the combined organization.

(d)

Represents an increase to accrued liabilities of $2.5 million related to retention bonuses payable to employees of Arsanis contingent upon their continued employment through the earlier of the closing date of the Merger, termination of employment without cause or March 31, 2019. This adjustment resulted in an increase to accumulated deficit of $0.5 million related to retention bonuses that were determined to be for the benefit of X4, as they represent expenses of the combined organization. In addition, the adjustment resulted in an increase to goodwill of $2.0 million related to retention bonuses communicated by Arsanis in August and September 2018 prior to Arsanis entering into negotiations with X4 regarding the Merger as those retention bonuses were determined to be for the benefit of Arsanis. In addition to the $2.5 million of retention bonuses accrued as a liability, Arsanis has obligations of $0.8 million as of September 30, 2018 for retention bonuses communicated prior to the announcement of the proposed Merger with X4 (and unrelated to the Merger) that are payable as employees perform services for the retention period. Such amounts are not recorded as a pro forma adjustment to the unaudited pro forma combined balance sheet or unaudited pro forma combined statements of operations as they are not directly attributable to the Merger.

(e)

Represents an increase to accrued liabilities, as well as a corresponding increase to goodwill, of $1.1 million related to severance payable to the former chief executive officer of Arsanis upon termination of employment in accordance with the terms of the former chief executive officer’s original employment agreement as that severance payment was determined to be for the benefit of Arsanis.

Notes to Unaudited Pro Forma Combined Financial Statements (continued)

(f)

Represents a decrease to the preferred stock warrant liability, as well as a corresponding increase to additional paid-in capital, to give effect to all outstanding warrants to purchase shares of X4 Preferred Stock becoming warrants to purchase shares of Arsanis Common Stock pursuant to the Merger Agreement.

(g)

Represents an adjustment to record assumed loans payable of Arsanis at their respective fair values as of the closing date of the Merger. The estimated fair values of the loans payable are preliminary. The final fair value determinations for the loans may differ from these preliminary determinations, and such differences could be material.

(h)

Represents the conversion of all outstanding shares of X4 Preferred Stock into 23,838,624 shares of Arsanis Common Stock and the conversion of all outstanding shares of redeemable X4 Common Stock into 671,999 shares of Arsanis Common Stock pursuant to the Merger Agreement, as if the Merger had occurred on September 30, 2018 (see Note 5).

(i)

Represents an adjustment to eliminate Arsanis’s historical equity of $27.9 million, which represents the historical book value of Arsanis’s net assets, as a result of the application of the acquisition method of accounting.

(j)

Represents a decrease to common stock (at par value) of $4,000 and an increase to additional paid-in capital of $56.7 million to reflect the assumed issuance of 26,711,665 shares of Arsanis Common Stock, par value of $0.001 per share, to X4 Stockholders in connection with the Merger.

7.	Adjustments to Unaudited Pro Forma Combined Statements of Operations for the Year Ended December 31, 2017 and the Nine Months Ended September 30, 2018

The unaudited pro forma combined statements of operations include pro forma adjustments that are (1) directly attributable to the Merger, (2) factually supportable and (3) expected to have a continuing impact on the results of operations of the combined organization. Based on X4’s management’s review of Arsanis’s summary of significant accounting policies, the nature and amount of any adjustments to the historical financial statements of Arsanis to conform to the accounting policies of X4 are not expected to be significant. The pro forma adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

(a)

Represents an adjustment of $13,000 and $17,000 for the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively, as a reduction of interest expense related to the amortization of the fair value adjustments to the assumed loans payable of Arsanis.

(b)

Represents an adjustment to eliminate an expense of $0.3 million for the nine months ended September 30, 2018 and income of $1.4 million for the year ended December 31, 2017 to eliminate the impact of the change in the fair value of preferred stock warrant liability for warrants issued by X4 as it is assumed that all warrants would have become exercisable for Arsanis Common Stock pursuant to the Merger Agreement. As a result, the preferred stock warrants would no longer be subject to fair value accounting following the assumed closing of the Merger on January 1, 2017.

(c)

Represents an adjustment of $0.4 million and $0.1 million for the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively, to eliminate the impact of the change in the fair value of the derivative liability as the Merger qualifies as a change of control event, as defined in the agreement, and the related contingent payment to Genzyme is required upon the Merger. As a result, the derivative liability would have been settled upon the assumed closing of the Merger on January 1, 2017.

(d)

Represents an adjustment of $2.2 million and $3.0 million for the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively, to eliminate the impact of accruing dividends on X4 Preferred Stock in the determination of pro forma combined net loss attributable to

Notes to Unaudited Pro Forma Combined Financial Statements (continued)

common stockholders as it is assumed that all X4 Preferred Stock would have been converted into Arsanis Common Stock pursuant to the Merger Agreement on January 1, 2017.

(e)

Represents an adjustment of $22,000 and $0.6 million for the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively, to eliminate the impact of the repurchase of Series Seed preferred stock, including the loss on the preferred stock repurchase liability, as it is assumed that all X4 Preferred Stock would have been converted into Arsanis Common Stock pursuant to the Merger Agreement on January 1, 2017.

(f)

Represents an adjustment to increase the weighted average number of common shares outstanding for the period after giving effect to the issuance of Arsanis Common Stock in connection with the Merger. The adjustment has been prepared to give effect to shares issued in the Merger as if such issuances had occurred on the later of January 1, 2017 or the issuance date of the underlying securities. The following table presents this pro forma adjustment (presented on a weighted average basis):

	Year Ended December 31, 2017	Nine Months Ended September 30, 2018
Weighted average shares of Arsanis Common Stock issued for X4 Common Stock in connection with the Merger, applying the Common Stock Exchange Ratio of 0.5948	2,865,857	2,870,303
Weighted average shares of Arsanis Common Stock issued for X4 Preferred Stock in connection with the Merger, applying the Preferred Stock Exchange Ratio of 0.5948	14,559,344	22,383,285

	17,425,201	25,253,588
Weighted average common shares of Arsanis outstanding	2,061,845	14,304,721

Pro forma combined weighted average common shares outstanding—basic and diluted	19,487,046	39,558,309

8.	Items Not Included in the Unaudited Pro Forma Combined Financial Statements

The unaudited pro forma combined statements of operations do not include any non-recurring transaction costs incurred by X4 or Arsanis after September 30, 2018 as those fees are not expected to have a continuing impact on the operations of the combined organization.

The unaudited pro forma combined statements of operations do not include the impacts of any cost or other operating synergies that may result from the Merger or any related restructuring costs that may be contemplated.

The unaudited pro forma combined statements of operations do not include an adjustment of $3.6 million for (1) retention bonuses to be paid to employees of Arsanis contingent upon their continued employment through the earlier of the closing date of the Merger, termination of employment without cause or March 31, 2019 and (2) severance payable to the former chief executive officer of Arsanis upon termination of employment as those expenses are not expected to have a continuing impact on the operations of the combined organization.

The unaudited pro forma combined balance sheet and the unaudited pro forma combined statements of operations do not include an adjustment of $0.8 million as of September 30, 2018 for retention bonuses communicated prior to the announcement of the proposed Merger with X4 (and unrelated to the Merger) as such amounts are not directly attributable to the Merger.